

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2014

Samuel Morrow
Chief Financial Officer
MFC Industrial Ltd.
Suite #1620 - 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6

> **Re:** **MFC Industrial Ltd.**
> **Form 20-F for the year ended December 31, 2013**
> **Filed March 31, 2014**
> **Form 6-K filed August 14, 2014**
> **File No. 001-04192**

Dear Mr. Morrow:

We have reviewed your response dated October 24, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year ended December 31, 2013

Information on the Company, page 16

Plants, Property and Equipment, page 25

Gas Reserves, page 26

1. We note from your response to comment 3 in our letter dated October 1, 2014 that you have adopted a plan to develop your proved undeveloped reserves through third party arrangements. We also note from your response to comment 6 in our letter dated August 7, 2014 that you are currently unable to quantify or predict what portions of your undeveloped lands will not be developed prior to April 1, 2018, being the expiry of the

five year period referenced in Item 1203(d) of Regulation S-K. Please expand the disclosure in your filing on Form 20-F to include a risk factor disclosing your reliance on arrangements with third parties as a means to develop your proved undeveloped reserves and the consequences for not converting such reserves within five years of the initial disclosure.

2. Your responses to comment 3 and prior comment 6 also appear to indicate that your proved undeveloped reserves were disclosed based on the anticipation that arrangements could be made with a third party for the drilling of such reserves. Please tell us how you considered the requirement to have a development plan that included a drilling schedule adopted by your management indicating that all of your undrilled locations would be drilled within five years prior to the disclosure of proved reserves. Refer to the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31)(ii) of Regulation S-X.

Form 6-K filed August 14, 2014

Financial Statements, page 34

Condensed Consolidated Statements of Cash Flows, page 42

3. We note your response to our prior comment number 10; however, we are still unclear of the nature of the customer transaction which resulted in an underlying invoice subject to a factoring arrangement. In this regard, please explain to us the facts and circumstances surrounding the transaction, including the terms and underlying economic business reason(s) for entering into an arrangement of this nature which an invoice to a customer requires repayment from the company. As part of your response, please explain how the transaction is initially recorded within your financial statements and upon completion of the earnings process. We may have further comment upon receipt of your response.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief